DUPLICATE
Number: BC0927899

CERTIFICATE

OF

AMALGAMATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that ENVOY CAPITAL GROUP INC., incorporation number C0927883, and MERUS LABS INTERNATIONAL INC., incorporation number BC0865346 were amalgamated as one company under the name MERUS LABS INTERNATIONAL INC. on December 19, 2011 at 12:01 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On December 19, 2011

RON TOWNSHEND
Registrar of Companies
Province of British Columbia
Canada

Mailing Address:	Location:
PO BOX 9431 Stn Prov Govt.	2nd Floor - 940 Blanshard St.
Victoria BC V8W 9V3	Victoria BC
www.corporateonline.gov.bc.ca	250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: December 19, 2011 12:01 AM Pacific Time
Incorporation Number: BC0927899
Recognition Date and Time: December 19, 2011 12:01 AM Pacific Time as a result of an Amalgamation

NOTICE OF ARTICLES

Name of Company:

MERUS LABS INTERNATIONAL INC.

REGISTERED OFFICE INFORMATION

Mailing Address:	Delivery Address:
800 - 885 WEST GEORGIA STREET,	800 - 885 WEST GEORGIA STREET,
VANCOUVER BC V6C 3H1	VANCOUVER BC V6C 3H1
CANADA	CANADA

RECORDS OFFICE INFORMATION

Mailing Address:	Delivery Address:
800 - 885 WEST GEORGIA STREET,	800 - 885 WEST GEORGIA STREET,
VANCOUVER BC V6C 3H1	VANCOUVER BC V6C 3H1
CANADA	CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
POLLOCK, ROBERT SCOTT
Mailing Address:	Delivery Address:
94 GARFIELD AVENUE.	94 GARFIELD AVENUE.
TORONTO ON M4T 1G1	TORONTO ON M4T 1G1
CANADA	CANADA

Last Name, First Name, Middle Name:
SORENSEN, TIMOTHY GERALD
Mailing Address:	Delivery Address:
153 ROXBOROUGH STREET EAST,	153 ROXBOROUGH STREET EAST,
TORONTO ON M4W 1V9	TORONTO ON M4W 1V9
CANADA	CANADA

Last Name, First Name, Middle Name:
DOROUDIAN, AHMAD
Mailing Address:	Delivery Address:
SUITE 1820, 925 WEST GEORGIA STREET,	SUITE 1820, 925 WEST GEORGIA STREET,
VANCOUVER BC V6C 3L2	VANCOUVER BC V6C 3L2
CANADA	CANADA

Last Name, First Name, Middle Name:
GUEBERT, DAVID DEAN
Mailing Address:	Delivery Address:
609 ALEXANDER CRESCENT N.W.,	609 ALEXANDER CRESCENT N.W.,
CALGARY AB T2M 4B4	CALGARY AB T2M 4B4
CANADA	CANADA

Last Name, First Name, Middle Name:
RUS, JOSEPH
Mailing Address:	Delivery Address:
1389 GREENEAGLE DRIVE	1389 GREENEAGLE DRIVE
OAKVILLE ON L6M 1V9	OAKVILLE ON L6M 1V9
CANADA	CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value

Without Special Rights or
Restrictions attached

2.	No Maximum	Preferred Shares	Without Par Value

With Special Rights or
Restrictions attached

Mailing Address:	Location:
PO BOX 9431 Stn Prov Govt.	2nd Floor - 940 Blanshard St.
Victoria BC V8W 9V3	Victoria BC
www.corporateonline.gov.bc.ca	250 356-8626

Amalgamation
Application

FORM 13
BUSINESS CORPORATIONS ACT
Section 275

FILING DETAILS:	Amalgamation Application for:
MERUS LABS INTERNATIONAL INC.

Incorporation Number: BC0927899

Filed Date and Time:	December 16, 2011 10:37 AM Pacific Time

NOTE:	Filed but not Effective - The Amalgamation Application may be withdrawn at any time prior to the specified date and time of amalgamation

AMALGAMATION APPLICATION

The amalgamated company is to adopt, as its name, the name of the following amalgamating company: MERUS LABS INTERNATIONAL INC.. The Incorporation Number associated with this Company is: BC0865346.

AMALGAMATION EFFECTIVE DATE:

Specified Date and Time of Amalgamation: December 19, 2011 12:01 AM Pacific Time

AMALGAMATING CORPORATION(S) INFORMATION

Name of Amalgamating Corporation(s)	Incorporation
Number in BC
ENVOY CAPITAL GROUP INC.	C0927883
MERUS LABS INTERNATIONAL INC.	BC0865346

AMALGAMATION STATEMENT

This amalgamation has been approved by the court and a copy of the entered court order approving the amalgamation has been obtained and has been deposited in the records office of each of the amalgamating companies.

NOTICE OF ARTICLES

Name of Company:

MERUS LABS INTERNATIONAL INC.

REGISTERED OFFICE INFORMATION

Mailing Address:	Delivery Address:
800 - 885 WEST GEORGIA STREET,	800 - 885 WEST GEORGIA STREET,
VANCOUVER BC V6C 3H1	VANCOUVER BC V6C 3H1
CANADA	CANADA

RECORDS OFFICE INFORMATION

Mailing Address:	Delivery Address:
800 - 885 WEST GEORGIA STREET,	800 - 885 WEST GEORGIA STREET,
VANCOUVER BC V6C 3H1	VANCOUVER BC V6C 3H1
CANADA	CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
POLLOCK, ROBERT SCOTT

Mailing Address:	Delivery Address:
94 GARFIELD AVENUE.	94 GARFIELD AVENUE.
TORONTO ON M4T 1G1	TORONTO ON M4T 1G1
CANADA	CANADA

Last Name, First Name, Middle Name:
SORENSEN, TIMOTHY GERALD

Mailing Address:	Delivery Address:
153 ROXBOROUGH STREET EAST,	153 ROXBOROUGH STREET EAST,
TORONTO ON M4W 1V9	TORONTO ON M4W 1V9
CANADA	CANADA

Last Name, First Name, Middle Name:
DOROUDIAN, AHMAD

Mailing Address:	Delivery Address:
SUITE 1820, 925 WEST GEORGIA STREET,	SUITE 1820, 925 WEST GEORGIA STREET,
VANCOUVER BC V6C 3L2	VANCOUVER BC V6C 3L2
CANADA	CANADA

Last Name, First Name, Middle Name:
GUEBERT, DAVID DEAN

Mailing Address:	Delivery Address:
609 ALEXANDER CRESCENT N.W.,	609 ALEXANDER CRESCENT N.W.,
CALGARY AB T2M 4B4	CALGARY AB T2M 4B4
CANADA	CANADA

Last Name, First Name, Middle Name:
RUS, JOSEPH

Mailing Address:	Delivery Address:
1389 GREENEAGLE DRIVE	1389 GREENEAGLE DRIVE
OAKVILLE ON L6M 1V9	OAKVILLE ON L6M 1V9
CANADA	CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value

Without Special Rights or
Restrictions attached

2.	No Maximum	Preferred Shares	Without Par Value

With Special Rights or
Restrictions attached